Exhibit 1A-6.3

SECOND TRANCHE SHARE PURCHASE INSTRUMENT

relating to the equity share capital of

MARELLI UM ELECTRONIC SYSTEMS PRIVATE LIMITED

Dated July 16, 2026

PARTIES

This Second Tranche Share Purchase Instrument (this "Instrument") is entered into on July 16, 2026 by and among:

(1) UM AUTOMOTIVE PRIVATE LIMITED, a private limited company incorporated under the Companies Act, 2013, with Corporate Identification Number U34100DL2021PTC390574, having its registered office at 806 Devika Tower, 6 Nehru Place, New Delhi 110019, India, and its corporate office at Gurugram, Haryana, India (the "Seller");

(2) TEJASCORE TECHSYSTEM PRIVATE LIMITED, a private limited company incorporated under the Companies Act, 2013, with Corporate Identification Number U29300UP2025FTC239962, having its registered office at C-25, Sector 8, Noida, Gautam Buddha Nagar, Uttar Pradesh 201301, India (the "Purchaser"); and

(3) TEJASCORE TECHSYSTEMS INC., a corporation incorporated under the laws of the State of Wyoming, United States, having its principal office at 1031 Ives Dairy Road #53, Suite 228, Miami, FL 33179, United States, the sole shareholder of the Purchaser, solely in its capacity as confirming party with respect to the obligations expressly assumed by it in this Instrument (the "Confirming Party").

The Seller, the Purchaser, and the Confirming Party are together referred to as the "Parties" and each individually as a "Party."

RECITALS

(A) Marelli UM Electronic Systems Private Limited, a private limited company incorporated under the laws of India, with Corporate Identity Number U31909HR2008PTC037712, having its registered office at Gurugram, Haryana, India (the "Company"), is operated as a joint venture between the Seller, which holds 60.49 percent of the issued and paid up equity share capital of the Company, and UM Automotive Private Limited, which holds the remaining 39.51 percent.

(B) By a Share Purchase Agreement dated July 16, 2026 among UM Automotive Private Limited, the Purchaser, and the Confirming Party (the "Initial SPA"), the Purchaser has agreed to acquire the 39.51 percent shareholding of UM Automotive Private Limited in the Company (the completion of that acquisition, the "Initial Closing").

(C) The Seller holds contractual rights to acquire the shareholding of Marelli Europe S.p.A. ("Marelli Europe") in the Company, sufficient to enable the Seller to deliver the Second Tranche Shares, as the Seller represents and warrants in Section 7. The right of first refusal and transfer provisions of the joint venture arrangements and the articles of association of the Company, conditional upon and in consideration of the execution of this Instrument.

(D) The Parties intend that the Purchaser acquire a majority of the outstanding voting securities of the Company in two tranches: the initial tranche under the Initial SPA and a compulsory second tranche under this Instrument, pursuant to which the Seller is bound to sell, and the Purchaser is bound to purchase, the Second Tranche Shares within six months of the Initial Closing, for the Second Tranche Consideration stated in Section 3. The obligation of the Purchaser under this Instrument is a binding compulsory purchase obligation and is not an option.

(E) The Confirming Party has filed with the United States Securities and Exchange Commission an offering statement on Form 1-A under Tier 2 of Regulation A for the offering of up to 50,000,000 shares of its common stock at $1.00 per share (the "Offering"). The consideration for the second tranche is being raised in the Offering and will be held with North Capital Private Securities Corporation, as escrow agent (the "Escrow Agent"), and released under the milestone escrow arrangements described in the offering circular forming part of the Offering.

1. DEFINITIONS

1.1. In this Instrument: "Business Day" means a day other than a Saturday, Sunday, or public holiday on which banks are open for general business in New Delhi, India, Milan, Italy, and Miami, Florida, United States; "Completion" means completion of the sale and purchase of the Second Tranche Shares under Section 6; "Completion Deadline" means the date falling six months after the date of the Initial Closing; "Encumbrance" has the meaning given in the Initial SPA; and "Second Tranche Shares" means equity shares of the Company held by the Seller constituting approximately 11.5 percent of the issued and paid up equity share capital of the Company, being the number of equity shares required so that, immediately following Completion, the Purchaser holds a majority of the outstanding voting securities of the Company of approximately 51 percent and the Seller retains approximately 49 percent.

1.2. Capitalized terms used and not defined in this Instrument have the meanings given in the Initial SPA. Headings are for convenience only.

2. COMPULSORY SALE AND PURCHASE

2.1. Subject to the terms of this Instrument, the Seller irrevocably and unconditionally agrees to sell and transfer to the Purchaser, and the Purchaser irrevocably and unconditionally agrees to purchase and acquire from the Seller, the Second Tranche Shares, free and clear of all Encumbrances, together with all rights attaching to them at Completion.

2.2. The obligations in Section 2.1 constitute a binding compulsory sale and purchase, effective upon the occurrence of the Initial Closing, to be completed within six months of the Initial Closing and in any event on or before the Completion Deadline. Time is of the essence with respect to the Completion Deadline. Neither Party holds an option; each Party is contractually obligated to complete on the terms of this Instrument.

2.3. If the Initial Closing does not occur and the Initial SPA terminates in accordance with its terms, this Instrument shall terminate automatically and simultaneously, without liability of any Party except in respect of rights and liabilities accrued prior to termination.

3. CONSIDERATION

3.1. The aggregate consideration for the Second Tranche Shares is US$2,960,000 (the "Second Tranche Consideration"), being the consideration agreed between the Parties for the Second Tranche Shares under the valuation methodology agreed in the Preliminary Offer Documents.

3.2. The Second Tranche Consideration shall be paid at Completion in immediately available funds to the account notified by the Seller, in United States dollars or, at the Seller's election notified not less than ten Business Days prior to Completion, in the Indian Rupee equivalent determined at the Reference Rate as of Completion, in each case in compliance with the pricing, remittance, and reporting requirements applicable under the Foreign Exchange Management Act, 1999 ("FEMA") to a transfer of shares of an Indian company by a person resident outside India to a person resident in India, including the filing of Form FC-TRS.

4. ESCROW FUNDING

4.1. The Parties acknowledge that: (a) the Second Tranche Consideration is being raised in the Offering and is expected to be received into escrow with the Escrow Agent from continuing offering proceeds, with the second tranche requirement of US$2,960,000 expected to be reached at aggregate gross proceeds of approximately US$28,000,000, being approximately 56.0 percent of the maximum Offering; (b) the Second Tranche Consideration will be held in escrow from the time the second tranche requirement is met and will be released only against Completion in accordance with the milestone escrow release conditions described in the offering circular forming part of the Offering; and (c) if the second tranche requirement is not reached by the end of the offering period, the consequences described in Section 9 and in the offering circular apply.

5. CONDITIONS TO COMPLETION

5.1. Completion is conditional on: (a) the Initial Closing having occurred; (b) all regulatory requirements applicable to the transfer of the Second Tranche Shares having been complied with, including compliance with the FEMA pricing guidelines and the filing of Form FC-TRS and any other filings required under Indian foreign direct investment policy, including those applicable to downstream investment by a foreign owned and controlled Indian company; (c) the board of directors of the Company having approved the transfer of the Second Tranche Shares and taken the corporate actions required to register the transfer, which approval the Seller shall procure through the exercise of its rights under the joint venture arrangements; (d) any transfer restrictions in the articles of association of the Company or the joint venture arrangements applicable to the Second Tranche Shares having been waived or satisfied, which waiver the Seller hereby grants to the extent within its power; and (e) no order, injunction, or law prohibiting the transfer being in effect.

5.2. Each Party shall use commercially reasonable efforts to procure the satisfaction of the conditions in Section 5.1 as promptly as practicable following the Initial Closing and in any event on or before the Completion Deadline.

6. COMPLETION

6.1. Completion shall take place remotely, or at such place as the Parties agree, on the fifth Business Day after satisfaction or waiver of the last of the conditions in Section 5.1, and in any event on or before the Completion Deadline.

6.2. At Completion: (a) the Seller shall deliver to the Purchaser duly executed instruments of transfer in respect of the Second Tranche Shares, including Form SH-4 or delivery instructions in dematerialized form, as applicable, together with the related share certificates or demat confirmations; (b) the Purchaser shall pay, or procure the payment of, the Second Tranche Consideration in accordance with Section 3.2, against release of the escrowed funds referred to in Section 4.1; (c) the Seller and the Purchaser shall procure that the board of directors of the Company approves the registration of the transfer and updates the register of members accordingly; and (d) the Parties shall execute and deliver such other documents, and take such other actions, as are reasonably required to complete the transfer, including the filings referred to in Section 5.1(b).

7. REPRESENTATIONS AND WARRANTIES OF THE SELLER

7.1. The Seller represents and warrants to the Purchaser that, as of the date of this Instrument and as of Completion: (a) the Seller is duly incorporated and validly existing under the laws of India and has full corporate power and authority to execute, deliver, and perform this Instrument; (b) this Instrument constitutes a valid and binding obligation of the Seller, enforceable against it in accordance with its terms; (c) at Completion, the Seller will be the sole legal and beneficial owner of the Second Tranche Shares, which will be fully paid and will be transferred free and clear of all Encumbrances; (d) the execution and performance of this Instrument by the Seller do not violate its constitutional documents, any agreement binding on it, or any applicable law; and (e) the Seller holds valid and binding contractual rights to acquire from Marelli Europe the shareholding in the Company required to deliver the Second Tranche Shares, such rights are in full force and effect, and, to the Seller's knowledge, the restructuring proceedings under Chapter 11 of the United States Bankruptcy Code involving Marelli Holdings Co., Ltd., of which neither the Seller nor the Company is a debtor, do not restrict the exercise of those rights or the transfer of the Second Tranche Shares.

8. REPRESENTATIONS AND UNDERTAKINGS OF THE PURCHASER AND THE CONFIRMING PARTY

8.1. The Purchaser represents and warrants to the Seller that it is duly incorporated and validly existing under the laws of India, that this Instrument constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, and that, subject to the release of the escrowed funds referred to in Section 4.1, the Purchaser will have at Completion the funds required to pay the Second Tranche Consideration.

8.2. The Confirming Party undertakes to the Seller that, upon release from escrow of the funds referred to in Section 4.1, it will contribute such funds to the Purchaser, as equity share capital or other instruments permitted under Indian law and in compliance with FEMA and Indian foreign direct investment policy, in amounts sufficient to enable the Purchaser to pay the Second Tranche Consideration. The Confirming Party assumes no obligation under this Instrument other than as expressly stated in this Section 8.2.

9. CONSEQUENCES OF NON COMPLETION

9.1. If Completion does not occur on or before the Completion Deadline because a required approval or other condition in Section 5.1 has not been satisfied despite the efforts required by Section 5.2, the Parties shall consult in good faith and may agree in writing to extend the Completion Deadline. Absent such agreement, either Party may terminate this Instrument by written notice, without prejudice to rights and liabilities accrued prior to termination, and any escrowed amounts attributable to the second tranche shall be dealt with in accordance with the investor consent and return of funds procedures described in the offering circular forming part of the Offering.

9.2. If Completion does not occur on or before the Completion Deadline for any reason other than as described in Section 9.1, the non defaulting Party shall be entitled to seek specific performance of this Instrument, in addition to any other remedy available at law or in equity, the Parties acknowledging that damages alone would not be an adequate remedy for breach of the obligations in Section 2.

10. JOINT VENTURE CONTINUITY

10.1. The Parties acknowledge that, both before and after Completion, the Company will continue to be operated under the existing joint venture arrangements between the Seller and its counterparties, including technology licensing, shared services, and governance arrangements, and that nothing in this Instrument amends those arrangements. Following Completion, the Seller will retain approximately 49 percent of the issued and paid up equity share capital of the Company.

11. GOVERNING LAW; DISPUTE RESOLUTION

11.1. This Instrument is governed by, and shall be construed in accordance with, the laws of India. Any dispute arising out of or in connection with this Instrument shall be referred to and finally resolved by arbitration under the Arbitration and Conciliation Act, 1996, by a sole arbitrator appointed jointly by the Parties or, failing agreement within 30 days, in accordance with that Act. The seat and venue of arbitration shall be New Delhi, India, and the language of the arbitration shall be English.

12. MISCELLANEOUS

12.1. Notices shall be given in the manner provided in the Initial SPA, to the offices of the Parties stated in this Instrument. This Instrument, together with the Initial SPA, constitutes the entire agreement of the Parties with respect to the second tranche and may be amended only in writing signed by each Party. No Party may assign this Instrument without the prior written consent of the other Parties. Each Party consents to the disclosure of this Instrument and its terms in, and the filing of this Instrument as an exhibit to, the offering statement and related filings of the Confirming Party with the United States Securities and Exchange Commission. If any provision of this Instrument is held invalid or unenforceable, the remaining provisions shall remain in full force and effect. This Instrument may be executed in counterparts, including by electronic signature and exchange of executed copies by electronic transmission, each of which shall be deemed an original.

IN WITNESS WHEREOF, the Parties have executed this Instrument as of the date first written above.

UM AUTOMOTIVE PRIVATE LIMITED

/s/ Sushant Chhabra

Name and title: Sushant Chhabra, Authorized Representative

TEJASCORE TECHSYSTEM PRIVATE LIMITED

/s/ Yogesh Choudhary

Name and title: Yogesh Choudhary, Director

TEJASCORE TECHSYSTEMS INC., as Confirming Party

/s/ Yogesh Choudhary

Name and title: Yogesh Choudhary, Chief Executive Officer